NEWS RELEASE
TSX Venture Exchange Symbol: SNV	October 12th, 2007

SONIC UPDATES ON REMEDIATION PROJECTS
AND ISSUES OPTIONS

Vancouver, CANADA – SONIC Technology Solutions Inc. (“SONIC” or “the Company”; TSX-V:SNV) today reported that in the third quarter, its wholly-owned subsidiary Sonic Environmental Solutions Inc. (“Sonic”) had treated a further 1,000 tonnes of soil at its current project site. This is the last soil to be treated in the current phase of the project.

As announced October 11th, Sonic will now be working with its licensed operating partner for Canada, Quantum Murray LP, on a number of possible new projects. Sustainable Development Technology Canada (SDTC) recently approved a project to demonstrate the first fully integrated version of the Sonic Treatment System on a single site (SDTC News Release July 5, 2007). The Sonic Treatment System comprises PCB extraction and PCB de-chlorination stages which can be fully integrated at larger sites.

The Sonic PCB de-chlorination system has been used successfully to complete Sonic’s PCB treatment project at the Juker Holdings property in Delta, British Columbia. Approximately 3,000 tonnes of sediment and soil was cleaned from this site and the remediated site was returned to the owner and is now available for future development. Sonic was the main contractor.

Larry Rodricks, Vice President of Site Remediation for Sonic, commented “The Sonic Treatment System has performed extremely well on our most recent project with treatment rates in excess of 1,500 tonnes per month. The System has been very reliable and the treatment rate has been increased despite the significant variation in soil and contamination conditions compared to the original test soil.” Under the agreements with Quantum Murray key personnel from Sonic will be transferred to Quantum Murray to ensure that there is zero learning curve; this will include Mr. Larry Rodricks. Mr. Rodricks will join Sonic’s Technical and Business Advisory Boards maintaining strong operational and technical input.

The Company also announced that it has granted 2,500,000 stock incentive options to new consultants and new members of the Technical and Business Advisory Boards, and staff that are currently working on the energy developments, senior management and Board members. These options granted will be exercisable at $0.45 per share.

About SONIC
SONIC develops and markets Sonoprocess™ technologies based on the Company’s core sonic generator technology, the only large-scale use of sonic energy for energy, environmental and industrial processes. In addition to having commercialized the soil remediation application the Company is working on other processes in different verticals such as the energy and industrial sectors. In a joint venture with PetroSonic Energy Systems Inc. the Company has commenced development of processes to improve the effectiveness of oil upgrading. Under a collaboration agreement recently signed with Shell Canada Energy Ltd. the Company is commencing the exploration and development of improved oil sands processes. www.sonicenvironmental.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For further information, please contact:
Robin Cook, Account Manager	Tel: (416) 868-1079 ext. 228
CHF Investor Relations	or Email: robin@chfir.com

www.sesi.ca